FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 6, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated November 6, 2009; and

2.

Material Change Report dated November 6, 2009 (re: November 6, 2009, news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  November 6, 2009

By:

/s/ Richard Fifer

(Name)

Its:

Director and Chairman

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Board and Management Appointments

Vancouver, BC – November 6, 2009: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce that Mr. Joao Manuel has been appointed as the Company’s President and Chief Executive Officer.  Mr. Manuel joined the Company in December 2008 as its Chief Operating Officer after serving as the Chief Financial Officer of Petaquilla Copper Ltd.  He will be leading the Company into its future production development phases and the continued exploration of the Petaquilla mining district where it owns a 100% interest in several large mineral concessions adjacent to the Molejon gold mine site.  Additionally he will focus on the creation of shareholder value through the spin-off of the Company’s fully owned subsidiary, Petaquilla Infrastructure Ltd., which was incorporated for the construction, operation and management of infrastructure facilities required for the development of the mining industry in Panama.

The Company is also pleased to announce that Mr. Richard Fifer, who has been involved with the Company’s interests in Panama since 1992, will serve as non-executive Chairman of the Board of Directors

The Board of Directors (see attachment) is looking forward to working with Mr. Manuel and Mr. Fifer in their new capacities.

In addition to the management changes above, the Company announces that it finalized a US$5,000,000 financing facility to strengthen its capital position as it advances the Molejon gold project to the commercial production stage.  In this regard, the Company will shortly be providing a year-to-date report on gold production and an update on moving the mine into full commissioning.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer commissioning the operation of its gold processing plant at its 100% owned Molejon Gold Project.  Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day.  The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1 (877) 694-0021

www.petaquilla.com

ATTACHMENT

Daniel Small, David Levy, David Kaplan and Raul Ferrer have joined Richard Fifer as new directors of the Company.

Daniel Small is a Managing Director at the investment advising firm of Platinum Management (NY) LLC (“Platinum”), where he leads the firm’s private placement group.  Prior to joining Platinum, Mr. Small was a Senior Analyst, who served on the investment committee at Glenview Capital Management, a $7 billion hedge fund.  He is a former Director of the Strategic Risk Group at Merrill Lynch responsible for a $1 billion multi-strategy proprietary investing platform.  As a former Director in the Mergers & Acquisitions Department at SG Cowen Securities, he advised corporations in the financing and restructuring of public and private corporations.  Mr. Small is a graduate of the Wharton School of the University of Pennsylvania and earned a doctorate in law from the University of Pennsylvania Law School.

David Levy is a member of the private placement group at Platinum and has participated in over 25 capital raising transactions for public and private corporations.  He specializes in structuring and negotiating financings at all levels of the capital structure through extensive industry research, financial analysis and modeling.  Mr. Levy graduated with honors from Sy Syms School of Business of Yeshiva University.

David Kaplan is a key member of LIM Advisors LLC, a multi-strategy investment group.  He manages a portfolio of metal and energy futures and securities for a commodity hedge fund.  He is a former Vice-President of Gerald Metals Inc., financial analyst with Glencore Ltd., and graduate of the Wharton School of the University of Pennsylvania

Raul Ferrer is a leading financial advisor to a number of businesses operating in Panama, the second largest financial offshore center in the world.  He is a former financial investments director with the Panamanian equity investment firm, Wall Street Securities.

The Company’s new Board of Directors reflects the strong financial profile of its members and is aligned with Petaquilla’s strategic goal to pursue a leadership role in the development of gold and copper opportunities in the emerging Panamanian mining industry.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

November 6, 2009

Item 3.

News Release

The Company’s news release dated November 6, 2009, was disseminated by Marketwire, Incorporated on November6, 2009.

Item 4.

Summary of Material Change

The Company announced Board and Management changes.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument  5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Joao Manuel, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated November 6, 2009

PETAQUILLA MINERALS LTD.

Per:

/s/ Joao Manuel

Joao Manuel

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Board and Management Appointments

Vancouver, BC – November 6, 2009:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce that Mr. Joao Manuel has been appointed as the Company’s President and Chief Executive Officer.  Mr. Manuel joined the Company in December 2008 as its Chief Operating Officer after serving as the Chief Financial Officer of Petaquilla Copper Ltd.  He will be leading the Company into its future production development phases and the continued exploration of the Petaquilla mining district where it owns a 100% interest in several large mineral concessions adjacent to the Molejon gold mine site.  Additionally he will focus on the creation of shareholder value through the spin-off of the Company’s fully owned subsidiary, Petaquilla Infrastructure Ltd., which was incorporated for the construction, operation and management of infrastructure facilities required for the development of the mining industry in Panama.

The Company is also pleased to announce that Mr. Richard Fifer, who has been involved with the Company’s interests in Panama since 1992, will serve as non-executive Chairman of the Board of Directors

The Board of Directors (see attachment) is looking forward to working with Mr. Manuel and Mr. Fifer in their new capacities.

In addition to the management changes above, the Company announces that it finalized a US$5,000,000 financing facility to strengthen its capital position as it advances the Molejon gold project to the commercial production stage.  In this regard, the Company will shortly be providing a year-to-date report on gold production and an update on moving the mine into full commissioning.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer commissioning the operation of its gold processing plant at its 100% owned Molejon Gold Project.  Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day.  The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1 (877) 694-0021

www.petaquilla.com

ATTACHMENT

Daniel Small, David Levy, David Kaplan and Raul Ferrer have joined Richard Fifer as new directors of the Company.

Daniel Small is a Managing Director at the investment advising firm of Platinum Management (NY) LLC (“Platinum”), where he leads the firm’s private placement group.  Prior to joining Platinum, Mr. Small was a Senior Analyst, who served on the investment committee at Glenview Capital Management, a $7 billion hedge fund.  He is a former Director of the Strategic Risk Group at Merrill Lynch responsible for a $1 billion multi-strategy proprietary investing platform.  As a former Director in the Mergers & Acquisitions Department at SG Cowen Securities, he advised corporations in the financing and restructuring of public and private corporations.  Mr. Small is a graduate of the Wharton School of the University of Pennsylvania and earned a doctorate in law from the University of Pennsylvania Law School.

David Levy is a member of the private placement group at Platinum and has participated in over 25 capital raising transactions for public and private corporations.  He specializes in structuring and negotiating financings at all levels of the capital structure through extensive industry research, financial analysis and modeling.  Mr. Levy graduated with honors from Sy Syms School of Business of Yeshiva University.

David Kaplan is a key member of LIM Advisors LLC, a multi-strategy investment group.  He manages a portfolio of metal and energy futures and securities for a commodity hedge fund.  He is a former Vice-President of Gerald Metals Inc., financial analyst with Glencore Ltd., and graduate of the Wharton School of the University of Pennsylvania

Raul Ferrer is a leading financial advisor to a number of businesses operating in Panama, the second largest financial offshore center in the world.  He is a former financial investments director with the Panamanian equity investment firm, Wall Street Securities.

The Company’s new Board of Directors reflects the strong financial profile of its members and is aligned with Petaquilla’s strategic goal to pursue a leadership role in the development of gold and copper opportunities in the emerging Panamanian mining industry.